SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  January 2010

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated January 19, 2010 announcing completion of registered direct offering

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010

HYDROGENICS CORPORATION

By:	/s/ Lawrence E. Davis
	Name:	Lawrence E. Davis
	Title:	Chief Financial Officer

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Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Completion of Registered Direct Offering

Mississauga, Ontario — January 19, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that on January 14, 2010 it closed its previously announced registered direct offering of common shares and warrants with two institutional investors, resulting in gross proceeds of US$5,000,000, before placement agent’s fees and other offering expenses.

Under the terms of the transaction, Hydrogenics sold 12,500,000 common shares for US$0.40 per share. Investors received warrants for the purchase of one common share for each common share purchased; 5,983,886 of these warrants are exercisable at any time on or after the date of issuance until January 14, 2015 at an exercise price of US$0.52 per common share. The remaining 6,516,114 warrants are exercisable for a period of five years beginning six months and one day after issuance, at an exercise price of US$0.52 per common share.

Chardan Capital Markets, LLC acted as the sole placement agent for this transaction.

The securities described above were offered by Hydrogenics pursuant to a registration statement on Form F-3 previously filed and declared effective by the United States Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact:	Investor Relations Contact:
Lawrence Davis, Chief Financial Officer	Chris Witty
(905) 361-3633	(646) 438-9385
investors@hydrogenics.com	cwitty@darrowir.com

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